Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

December 12, 2012

Inland Real Estate INCOME Trust, Inc.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on September 12, 2011, and the registration statement became effective on October 18, 2012, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.

On December 9, 2012, the Chicago Tribune published an article that included a quote from David Z. Lichterman, our Treasurer and Chief Accounting Officer. The full text of the article is reproduced below.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. Chicago Tribune, the publisher of the article, is major daily newspaper based in Chicago, Illinois that routinely publishes articles on business news. Chicago Tribune is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to Chicago Tribune in connection with the article below or any other matter published by Chicago Tribune concerning the Company or any of its affiliates. Statements in the article that are not attributed directly to Mr. Lichterman represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

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Full Text of Chicago Tribune Article

JOBS Act intended to help workforce grow,

but investor advocates have concerns

Critics say risk factor for investors in emerging growth

companies is too high

December 09, 2012|By Becky Yerak, Chicago Tribune reporter

The federal Jumpstart Our Business Startups Act has made it easier and less costly for smaller companies to raise capital and sell stock to the public, and hundreds of businesses have taken advantage of the relaxed financial reporting and corporate governance disclosures.

The purpose of the JOBS Act, signed by President Barack Obama in April, is to "increase American job creation … by improving access to the public capital markets for emerging growth companies." The hope is that they'll grow and create jobs.

Critics say the lower bar of transparency could pose risks for investors, casting a shadow over employment gains the administration hopes to spur through its JOBS Act.

"Jumpstart Our Bilking of Suckers Act" is how one speaker described it at a JOBS Act conference in May sponsored by law firm Dykema and investment bank William Blair & Co. Also, outgoing Securities and Exchange Commission Chairwoman Mary Schapiro has noted that the definition of an emerging growth company is so broad, including businesses with revenues of as much as $1 billion, that it erodes protections for investors.

"We're about to witness the securities equivalent of the landing of the Hindenburg on the deck of the Titanic," Andrew Stoltmann, a Chicago lawyer who represents investors, said of the JOBS Act. "With investor confidence eviscerated after the 2008 market crash, this is not the right time for less disclosure."

More than 600 businesses have filed as "emerging growth companies," said Robert Murphy, a former SEC lawyer who works for the Dykema law firm in Washington.

Chicago-area emerging growth companies include SunCoke Energy Partners LP, Lisle; Monroe Capital Corp., Chicago; Drewrys Brewing Co., McHenry; First Community Financial Partners Inc., Joliet; Inland Real Estate Income Trust Inc., Oak Brook; Atlas Financial Holdings Inc., Elk Grove Village; OFS Capital Corp., Rolling Meadows; GoGo Inc., Itasca; and Professional Diversity Network LLC, Chicago.

Nationally, Tumi, Bright Horizons, LifeLock and Legal Zoom have filed as emerging growth companies.

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Some question whether allowing foreign companies to qualify will create jobs in the U.S. Consider that Manchester United is headquartered in Europe and others are based in China, Russia, Taiwan, Lebanon, Dominican Republic, Panama, Poland and South Africa.

Sen. Jack Reed, D-R.I., pointed out during a congressional hearing how "ironic" it was that there's "nothing in the bill that requires any job creation to qualify for the protections and benefits of the JOBS Act."

Also, about 1 in 8 companies that have filed with the SEC are "blank check" companies, meaning they have virtually no employees or operations but are set up to acquire a business that wants to become public without doing an expensive initial public offering, Murphy said.

In many of their SEC filings, the companies warn that their securities might be riskier for investors, saying it might be more difficult to compare them with larger companies with public securities. In turn, that could make their stock less attractive and pressure their share prices.

Some companies, including SunCoke and Inland, say they've declined to take advantage of some of the JOBS Act's breaks and grace periods and instead will abide by the accounting standards adhered to by big companies.

"To be more transparent, we believed it was important to voluntarily comply with new or revised accounting standards, and not take advantage of extended compliance dates provided to emerging growth companies under the JOBS Act," said David Lichterman, chief accounting officer of Inland.

Indeed, "most" emerging growth companies are not electing to take advantage of all the provisions of the JOBS Act, said Brett Paschke, head of equity capital markets for Chicago-based investment bank William Blair & Co.

Paschke said it's "the early innings of the impact of the JOBS Act" but that the legislation will fuel innovation and job growth nationwide.

More than 90 percent of a public company's job growth occurs after it has gone public, Paschke said.

"The pace of IPO discussion has accelerated since the passage of the JOBS Act despite a still-challenged broader equity market marked by slow economic growth, challenges in Europe and 'fiscal cliff' discussions," he said. But he cited several emerging growth companies whose initial public offerings have gone well, including Wageworks, Restoration Hardware, Workday, Trulia, E2open, Palo Alto Networks, Five Below and ServiceNow.

At least two emerging growth companies have been the subjects of SEC enforcement actions.

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As for the foreign filers seeking emerging growth company status, Paschke said the JOBS Act will help keep U.S. equity markets "the most attractive markets in the world for the leading companies to list their shares."

"The U.S. equity markets have lost share to other exchanges in other countries over the last decade, partly due to the regulatory issues that the JOBS Act addresses," Paschke said.

Emerging growth companies are exempt for up to five years from certain regulatory requirements.

Compared with bigger businesses, emerging growth companies may disclose less about executive compensation and fewer years of audited financial results. They're also spared shareholder votes on top management's pay and severance packages.

A sampling of Illinois emerging growth companies

SunCoke Energy Partners LP, Lisle

Its SEC filing Nov. 21 said it expects to raise $274 million from the sale of its securities.

The business, with annual sales of $450 million, plans to acquire an interest in entities that own two Ohio coke-making facilities used by its "sponsor," SunCoke Energy Inc.

The facilities have 252 workers. Coke is raw material used to make steel. Proceeds will be used to repay debt, and for the expansion and improvement of facilities, the filing said.

SunCoke Energy Partners said it won't delay meeting new accounting standards, as emerging growth companies are permitted to do.

The emerging growth company is managed by a wholly owned unit of SunCoke Energy Inc., which is also based at the same location in Lisle and had 2011 sales of $1.5 billion.

History: SunCoke Energy Inc. was owned by Sunoco Inc. until going public last year.

Update: On Nov. 30, SunCoke Energy Inc. said it's postponing the proposed initial public offering of SunCoke Energy Partners LP. "The company plans to initiate the offering as soon as market conditions improve," the parent said in an SEC filing.

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Monroe Capital Corp., Chicago

Money raised: In October, the debt and equity financing provider to midsize U.S. and Canadian companies sold 5 million common shares at $15 apiece. Its symbol on Nasdaq is MRCC.

Uses of the proceeds include repaying debt and investing, typically $5 million to $25 million, in portfolio companies.

Monroe recently helped to finance: the September acquisition of Plymouth, Mich.-based R&D Enterprises Inc., which makes oil coolers and heat exchangers, by private equity-backed Thermal Solutions Manufacturing Inc.; a credit facility in August for Forbes Media LLC, publisher of Forbes magazine; and $16.5 million in funding in July for the acquisition of Hebron, Ky.-based FTJ FundChoice, which provides mutual fund trading platforms, by Seaport Capital Partners.

Monroe's chief executive: Theodore Koenig, who founded Monroe Capital in 2004 after having served as Hilco Capital LP CEO from 1999 to 2004.

"We may choose to take advantage of some but not all of these reduced burdens" under the JOBS Act, Monroe said in an October filing with the SEC.

Drewrys Brewing Co., McHenry

Offering: 3 million common shares at 10 cents a share, in $100 increments.

Drewrys plans to market a line of low-priced beers under the Drewrys brand name and craft beers under the Holihan brand name.

The business hasn't created or sold any beer. "We are an early stage company in a very competitive market," it said in its filing.

Use of proceeds: complete the packaging design for the Drewrys brand, hire consultants to handle brewing agreements with contract brewers and devise a marketing plan.

Its sole shareholder, board member, president, CEO, chief financial officer, principal accounting officer and secretary is Francis Manzo, who declined an interview request. Manzo "has other business interests and currently devotes approximately 10 to 15 hours per week to" Drewrys, the SEC filing said. His other businesses include private investment firm Appletree Capital Ltd.; meal replacement company Metrecal Nutrition Inc.; Manor House Coffee Co.; and Wintree Energy Corp., which owns stakes in Oklahoma and Texas oil and gas properties.

The SEC filing notes that Drewrys' auditors have raised "substantial doubt" about its "ability to continue as a going concern," and that, as of March 31, it had $51 in cash in the corporate bank account. It first filed with the SEC last year, before the JOBS Act.

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Atlas Financial Holdings Inc., Elk Grove Village

The insurer of such vehicles as taxis and limousines, mostly to operators with fleets of one to 10 vehicles, is hoping to raise about $34 million in a U.S. offering. It has applied to have its shares listed on Nasdaq under the symbol AFH. Its shares currently trade in Canada.

Atlas, whose brands include American Service and American Country, is opting out of the ability, as an emerging growth company, to take advantage of an extended period for complying with new or revised accounting standards.

Employees: as of Sept. 30, 77 full-time employees, including 70 at corporate offices in Elk Grove Village. CEO Scott Wollney has 21 years of experience in the property and casualty insurance industry.

Use of proceeds include: raise working capital, acquire complementary businesses and repurchase preferred shares, though it does "not have any specific uses of the net proceeds planned."

History: With roots dating to 1925 selling insurance for taxis, American Country is among the oldest insurers of U.S. taxis. In 1983, American Service began as a personal and commercial auto insurer-writing business in the Chicago area.

Focus: writing insurance almost exclusively for business vehicles.

Presence: It was writing insurance in 31 states as of Sept. 30, a record number for the company. Together, American Country and American Service are licensed to write property and casualty insurance in 47 states.

Biggest markets: New York, Louisiana and Michigan. Illinois ranks No. 4.

Superstorm Sandy effect: not big enough for investors to worry about, it said in an SEC filing last month.

Professional Diversity Network LLC, Chicago

It has applied to list its common stock on Nasdaq under the symbol IPDN.

The company develops and operates such online networks as iHispano.com and AMightyRiver.com, which cater to Hispanic and black professionals, respectively. It recently launched additional websites focused on women (WomensCareerChannel.com); the military (Military2Career.com); Asians (ACareers.net); and lesbian, gay, bisexual and transgender individuals (OutProNet.com).

It said it has more than 1.8 million members and, as of a Nov. 16 SEC filing, more than 3,000 companies and organizations, including 60 percent of Fortune 500 companies, have listed job postings on its websites.

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"Although each of these new professional networking websites is fully operational, these websites are, and continue to be, in the early stages of development," the company said.

For the nine months ended Sept. 30, it generated nearly all its revenue from two customers: Monster Worldwide, which accounted for 63 percent, and Apollo Group, the parent of the University of Phoenix, which generated 32 percent.

CEO: James Kirsch. Previously, he was CEO of iMaternity.com, the e-commerce partner of iVillage.com. He's also on the Highland Park City Council.

Use of proceeds: It plans to use 15 percent of whatever is raised for sales and marketing, 25 percent for product development, 40 percent for acquisitions and 20 percent for other growth opportunities. A filing in May said it planned to raise $18 million.

byerak@tribune.com

Twitter @beckyyerak

JOBS Act

The JOBS Act creates a new class of issuers at the Securities and Exchange Commission, called emerging growth companies.

They are exempt from, or subjected to, fewer securities regulations for up to five years.

The hope is the companies will raise capital and go public, which could fuel job growth. But critics say the JOBS Act weakens protections for investors.

More than 600 companies worldwide have filed with the SEC as emerging growth companies, according to Knowledge Mosaic, which tracks SEC filings, and Robert Murphy, a former SEC lawyer who is senior counsel for the Dykema law firm in Washington and who has given speeches on the JOBS Act.

Only about 50 have been priced, according to Chicago-based investment bank William Blair & Co. Brett Paschke, head of equity capital markets for Blair, said several that have begun trading are doing well. He also pointed out that several recent initial public offerings that weren't emerging growth companies have been considered busts.

— Becky Yerak

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